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                             April 5, 2023

       King Yip Cheng
       Chairman, Executive Director and Chief Executive Officer
       Roma Green Finance Limited
       Flat 605, 6/F., Tai Tung Building
       8 Fleming Road
       Wanchai, Hong Kong

                                                        Re: Roma Green Finance
Ltd
                                                            Amendment No. 5 to
Draft Registration Statement on Form F-1
                                                            Submitted March 28,
2023
                                                            CIK No. 0001945240

       Dear King Yip Cheng:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 5 to Draft Registration Statement on Form F-1 submitted March 28, 2023

       Recent Regulatory Development in the PRC, page 14

   1. We note your revisions in response to comment one, including regarding the Trial
                                                        Administrative Measures
of Overseas Offering and Listing by Domestic Companies, or
                                                        Trial Administrative
Measures. In this regard, we note that you do not believe you are subject to the Trial
Administrative Measures, including due to all of your operations being conducted by your Hong
Kong and Singapore operating subsidiaries. Please expand your disclosure to discuss
why you do not believe you would be considered a domestic PRC company pursuant to the
CSRC standards for determining an indirect offering or listing.
                                                        We note that Hong Kong
is considered a special administrative region of the PRC but may
 King Yip Cheng
Roma Green Finance Limited
April 5, 2023
Page 2
      be subject to the same legal and operations risks associated with operating in the PRC.
      Further, please clarify if your senior managers in charge of your business operations and management are mostly citizens of the PRC or domiciled in mainland China. We note that in your response that you state that you do not employ any "PRC natural person." Please include this disclosure, as well as your disclosure stating that in the opinion of your PRC legal counsel, you are not subject to permission requirements from the CSRC, in each place that you discuss the Trial Administrative Measures. Please also name your PRC counsel in the disclosure and file the consent of such counsel.
2. We note your disclosure regarding the Trial Administrative Measures, including the approval and promulgation of these regulations by the CSRC on February 17, 2023 and your response that in the opinion of PRC legal counsel you would not be deemed an
      "indirect overseas issuance and listing." Please further revise your disclosure as follows:
          With respect to the Trial Administrative Measures, please elaborate on the type of sanctions that you might be subject to (quantify such sanctions if possible) and disclose who and/or which entity(ies) would be subject to such sanctions if you were deemed to be subject to the Trial Administrative Measures.
          Please disclose whether your offering is effectively contingent upon complying with the Trial Administrative Measures and receiving CSRC approval. If it is not, please explain the consequences of listing and being declared effective and then subsequently failing to comply with the Trial Administrative Measures and/or being denied CSRC approval. Please revise to quantify any fines, penalties, or sanctions, and clarify who or which entity(ies) would be subject to such fines, penalties, or sanctions. If delisting is a potential consequence, please revise to state as much, disclose the impact on the value of your shares, and update your risk factors accordingly to reflect all material risks to investors.

       You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Kate Beukenkamp at 202-551-3861 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,
FirstName LastNameKing Yip Cheng
                                                            Division of
Corporation Finance
Comapany NameRoma Green Finance Limited
                                                            Office of Trade &
Services
April 5, 2023 Page 2
cc:       Celia Velletri
FirstName LastName